Exhibit 8.1

                         [Dixon Hughes PLLC Letterhead]

January 30, 2008

Board of Directors
Four Oaks Fincorp, Inc.
Post Office Box 309
Four Oaks, NC 27524-0309

Board of Directors
Longleaf Community Bank
Post Office Box 1208
Rockingham, NC 28380

Ladies and Gentlemen:

You have requested the opinion of Dixon Hughes PLLC regarding the material federal income tax consequences resulting from the proposed transaction outlined below (the "Transaction"). In the Transaction, Longleaf Community Bank ("Longleaf") will merge with and into Four Oaks Bank & Trust Company ("Four Oaks Bank"), a wholly-owned bank subsidiary of Four Oaks Fincorp, Inc. ("Four Oaks") (the "Merger") whereupon the separate existence of Longleaf will cease. Longleaf shareholders will be permitted to elect to receive, subject to certain limitations described in the Merger Agreement by and among Four Oaks Fincorp, Inc., Four Oaks Bank & Trust Company and Longleaf Community Bank (the "Agreement"), (i) Four Oaks Stock, (ii) a specified amount of cash with respect to each share of their Longleaf Stock, or (iii) a combination of cash and Four Oaks Stock. In the aggregate, elections will be limited by the requirement that between 50% and 70% of the total Merger consideration be in the form of Four Oaks Stock.

You have submitted for our consideration:

     o    certain factual representations as to the proposed Transaction;

     o    a copy of the Agreement, dated December 10, 2007; and,

     o a copy of the Form S-4 Registration Statement to be filed with the Securities and Exchange Commission ("SEC") on or about January 28, 2008 (the Agreement and the Form S-4 collectively being the "Documents").

We have not reviewed any other legal documents necessary to effectuate the steps to be undertaken and we assume that all steps will be effectuated under state and federal law and will be consistent with the legal documentation and with the description of the steps in the Agreement. Any changes to the Agreement may adversely affect the analysis provided herein. No ruling has been or will be sought from the Internal Revenue Service as to the federal income tax consequences of the Merger.


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FACTS

Four Oaks is a registered bank holding company organized, validly existing, and in good standing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. Four Oaks is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of the operations of Four Oaks.

Four Oaks authorized capital stock consists of one class. It has authorized 10,000,000 shares of Common Stock, $1.00 par value, of which 6,167,990 shares were issued and outstanding at January 22, 2008 (the "Four Oaks Stock"). Four Oaks Bank, a North Carolina corporation, is a wholly-owned bank subsidiary of Four Oaks. Other than options to purchase shares of Four Oaks Stock pursuant to the Four Oaks Non-qualified Stock Option Plan, Four Oaks has no other outstanding class of capital stock. Each outstanding share of Four Oaks Stock has been duly authorized and validly issued, is fully paid and nonassessable except to the extent set forth in N.C. Gen. Stat. 53-42, has been issued in compliance with applicable federal and state securities laws and has not been issued in violation of the preemptive rights of any shareholder. Other than the Option Plan disclosed above, Four Oaks does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Four Oaks Stock or any other securities of Four Oaks, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of Four Oaks Stock or any other securities of Four Oaks, or (iii) plan, agreement, or other arrangement pursuant to which shares of Four Oaks Stock or any other securities of Four Oaks, or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued. The shares of Four Oaks Stock issued to Longleaf's shareholders pursuant to the Agreement, when issued as described herein, will be duly authorized, validly issued, fully paid and nonassessable, and will be issued in compliance with applicable federal and state securities laws.

Longleaf is a bank organized, validly existing, and in good standing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. Longleaf is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualifications or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of the operations of Longleaf.

Longleaf's authorized capital stock consists of authorized 10,000,000 shares of Common Stock, $5.00 par value per share, of which 786,731 shares were issued and outstanding at January 22, 2008 (the "Longleaf Stock"). Other than options to purchase shares of Longleaf Stock pursuant


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to the Longleaf Non-Statutory Stock Option Director Plan and the Longleaf
Incentive Stock Option Employee Plan, Longleaf has no other outstanding class of capital stock. Each outstanding share of Longleaf Stock has been duly authorized and validly issued, is fully paid and nonassessable except to the extent set forth in N.C. Gen. Stat. 53-42, has been issued in compliance with applicable federal and state securities laws or an exemption therefrom, and has not been issued in violation of the preemptive rights of any shareholder. Other than the Option Plans disclosed above, Longleaf does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Longleaf Stock or any other securities of Longleaf, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire shares of Longleaf Stock or any other securities of Longleaf, or (iii) plan, agreement or other arrangement pursuant to which shares of Longleaf Stock or any other securities of Longleaf or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued.

For valid corporate business purposes based upon representations of Four Oaks and Longleaf management, pursuant to the Agreement and on the Effective Time (as that term is defined in the Agreement), Longleaf will merge with and into Four Oaks Bank. The Agreement contains the plan of merger approved by Longleaf's and Four Oaks's Boards of Directors which provides that Longleaf's existence will cease, that Four Oaks Bank will be the surviving entity, that Longleaf's property will be transferred to Four Oaks Bank without reversion or impairment, and that Four Oaks Bank will become subject to all Longleaf's liabilities.

In the Merger, the Agreement provides that each outstanding share of Longleaf Stock shall cease to represent any interest (equity, shareholder or otherwise) in Longleaf and shall automatically be converted at the Effective Time into the right to receive the Merger consideration as defined in the Agreement. The shareholders of Longleaf shall have the option to receive, and Four Oaks shall pay or issue and deliver, for each Longleaf share held (i) one share of Four Oaks Stock multiplied by the Exchange Ratio (as defined in the Agreement), (ii) an amount equal to $16.50 in cash, or (iii) 0.60 shares of Four Oaks Stock multiplied by the Exchange Ratio plus an amount equal to $6.60 in cash. The Agreement provides that 50% to 70% of the aggregate merger consideration must be paid in Four Oaks Stock and that between 30% and 50% of the aggregate merger consideration must be paid in cash. In the event that Longleaf shareholders elect to receive too much cash or stock merger consideration, the cash and stock merger consideration will be allocated among such Longleaf shareholders as provided in the Agreement.

The "Exchange Ratio" means an amount equal to $16.50 divided by the average closing price, rounded to the seventh decimal place.

The "Average closing price" means the volume weighted average of the daily closing sales price of Four Oaks Stock as quoted on the Over The Counter Bulletin Board "OTCBB" during the twenty consecutive trading days ending three business days prior to the closing date of the Merger. However, the average closing price is limited to a maximum of 19.3397452 and to a minimum of 14.2945943, representing values 15% above and below the average closing price as

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calculated on the date the Agreement was executed. In other words, if the actual average closing price is greater than $19.3397452, the average closing price will be deemed to be $19.3397452, and the exchange ratio will be set at ..8531653. If the average closing price falls below $14.2945943, the average closing price will be deemed to be $14.2945943, and the exchange ratio will be set at 1.1542825.

In addition, if (i) on the date ten days prior to the anticipated closing date of the Merger, the volume weighted average of the daily closing sales price per share of Four Oaks Stock as quoted on the OTCBB during the twenty consecutive trading days ending three business days prior to such date (referred to as the determination date average closing price) is less than $12.6128773 and (ii) Four Oaks and Longleaf do not agree to adjust the exchange ratio to $14.5588235 divided by the determination date average closing price, then Longleaf will have a right to terminate the Agreement.

No fractional shares of Four Oaks Stock will be issued in connection with the Merger. Instead, the number of shares of Four Oaks Stock that a Longleaf shareholder is entitled to receive will be rounded to the nearest whole share, with fractions of 0.5 or more rounded up to the nearest whole share and fractions of less than 0.5 eliminated

If either Four Oaks or Longleaf effects any stock splits, reverse stock splits, stock dividends or similar changes in its capital accounts prior to the effective time of the Merger, the calculation for determining the amount of stock to be received by Longleaf shareholders who elect to receive stock or a combination of cash and stock will be appropriately adjusted in order to give effect for those changes.

Under Article 13 of the North Carolina Business Corporation Act, Longleaf shareholders will have dissenter's rights in connection with the Merger. Shareholders who properly exercise their dissenter's rights will be entitled to receive a cash payment for the appraised value of their shares from Longleaf in accordance with Sections 55-13-01 et seq. of the North Carolina General Statutes. Dissenting shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under N.C. Gen. Stat. 55-13-01 et seq. shall thereupon be deemed to have converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the appropriate Merger Consideration upon surrender in the manner provided for in the exchange of shares in the Agreement.

The Merger has been approved by the Boards of Directors of Longleaf and Four Oaks and is subject to the receipt of regulatory approval from appropriate parties, including the Board of Governors of the Federal Reserve System. Additionally, the Merger is also subject to the approval of the North Carolina Banking Commission.

FACTUAL REPRESENTATIONS WTH RESPECT TO THE MERGER

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In addition to the foregoing statement of facts, the following representations of fact have been made by Four Oaks, Four Oaks Bank and/or Longleaf, as applicable, to Dixon Hughes PLLC ("Dixon Hughes") in connection with the Merger. Dixon Hughes is relying on these representations in rendering the opinion contained herein.

     a) The facts relating to the Merger, pursuant to the Agreement, as described in the Agreement are accurate, true, correct and complete in all material respects. The copy of the Agreement provided to us is accurate. The Merger will be consummated in accordance with the Agreement.

     b) The laws of any state other than North Carolina are not applicable to the Merger.

     c) Four Oaks is a North Carolina business corporation, and Four Oaks Bank and Longleaf each is a North Carolina banking corporation.

     d) The fair market value of the Four Oaks Stock and other consideration received by each Longleaf shareholder will be approximately equal to the fair market value of the Longleaf Stock surrendered in the Merger.

     e) Neither Four Oaks, Longleaf, nor any subsidiary or related person has any plan or intention to reacquire any of the Four Oaks shares issued in the Merger or to acquire any shares of Longleaf prior to the Merger.

                 For purposes of this representation, two persons are "related" if the persons are corporations and either immediately before or immediately after a transaction are members of the same "affiliated group." "Affiliated group" for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership changes comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation's shares. In addition, "related person" includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, "control" means the ownership of shares possessing at least 50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partner, and trusts and their beneficiaries, and between certain

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                 certain members of a family. In the case of an acquisition by a partnership. each partner shall be treated as owning or acquiring any stock owned or or acquired, as the case may be, by the partnership in accordance with that partner's interest in the partnership.

f) Four Oaks Bank will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Longleaf immediately prior to the Merger. For purposes of this representation, amounts paid by Longleaf to dissenters, amounts paid by Longleaf to Longleaf shareholders who receive cash or other property, amounts used by Longleaf to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Longleaf immediately preceding the transfer, will be included as assets of Longleaf held immediately prior to the Merger.

g) Prior to the Merger, Four Oaks will own stock of Four Oaks Bank possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of Four Oaks Bank.

h) Following the Merger, Four Oaks Bank has no plan or intention to issue additional shares that would result in Four Oaks not owning stock of Four Oaks Bank possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of Four Oaks Bank.

i) Four Oaks has no plan or intention to liquidate Four Oaks Bank; to merge Four Oaks Bank with and into another corporation; to sell or otherwise dispose of the Four Oaks Bank Stock except for transfers of stock to corporations controlled by Four Oaks; or to cause Four Oaks Bank to sell or otherwise dispose of any of its assets or any of the assets acquired from Longleaf, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Four Oaks Bank.

j) The liabilities of Longleaf assumed by Four Oaks Bank and the liabilities to which the transferred assets of Longleaf are subject were incurred by Longleaf in the ordinary course of its business.

k) Following the Merger, Four Oaks Bank will continue the historic business of Longleaf or use a significant portion of Longleaf's business assets in a business.

l) Four Oaks, Four Oaks Bank, Longleaf, and the shareholders of Longleaf will pay their respective expenses, if any, incurred in connection with the Merger.

m) There is no intercorporate indebtedness existing between Four Oaks and Longleaf or between Four Oaks Bank and Longleaf that was issued, acquired, or will be settled at a discount.

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n)    No two parties to the Transaction are regulated investment companies, real estate investment trusts, or corporations 50% or more of the value of whose assets are stock and securities and 80% or more of the value of whose total assets are assets held for investment.

o) On the date of the Merger, the fair market value of the assets of Longleaf transferred to Four Oaks Bank will equal or exceed the sum of the liabilities assumed by Four Oaks Bank, plus the amount of liabilities, if any, to which the transferred assets are subject.

p) Longleaf is not the subject of a bankruptcy, receivership, foreclosure, or similar proceeding in a Federal or State court.

q)    No stock of Four Oaks Bank will be issued in the Merger.

r) None of the compensation received by any shareholder-employees of Longleaf will be separate consideration for, or allocable to, any of their shares of Longleaf Stock; none of the shares of Four Oaks Stock received by any shareholder-employees of Longleaf will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of Longleaf will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

OPINIONS

Based solely on the Documents, the above Facts, Representations with respect to the Merger, and subject to the limitations set forth under the heading below, Scope of the Opinions, it is the opinion of Dixon Hughes that:

Federal Income Tax Consequences:

1) Provided that after the Merger, Four Oaks Bank will hold substantially all of Longleaf's assets, subject to its liabilities, then the Merger will constitute a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. (Unless otherwise stated, all "Section" and "Treas. Reg." references herein are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder.) For purposes of this opinion, "substantially all" means at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets of Longleaf held immediately prior to the Merger.

2) Longleaf, Four Oaks and Four Oaks Bank will each be parties to the reorganization within the meaning Section 368(b).

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3)    No gain or loss will be recognized by Longleaf upon the transfer of substantially all of its assets, subject to its liabilities, to Four Oaks Bank in the Merger. Sections 357(a) and 361(a).

4) No gain or loss will be recognized by Four Oaks or Four Oaks Bank upon the acquisition by Four Oaks Bank of substantially all of the assets of Longleaf in exchange for Four Oaks Stock and the assumption of Longleaf's liabilities. Section 1032(a); Treas. Reg. Section 1.1032-1.

5) The basis of the assets of Longleaf acquired by Four Oaks Bank will be the same in the hands of Four Oaks Bank as the basis of such assets in the hands of Longleaf immediately prior to the Merger. Section 362(b).

6) The holding period of the assets of Longleaf in the hands of Four Oaks Bank will, in each instance, include the period during which the assets were held by Longleaf. Section 1223(2).

7) No gain or loss will be recognized by the Longleaf shareholders upon the exchange of Longleaf Stock solely for Four Oaks Stock. Section 354(a)(1).

8) Gain, if any, will be recognized by Longleaf shareholders who receive Four Oaks Stock and cash in exchange for their Longleaf Stock pursuant to the merger. Such gain will be limited to an amount not in excess of the amount of cash received. Section 356(a). If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318(a)), then the amount of gain recognized that is not in excess of the shareholder's ratable amount of undistributed earnings and profits will be treated as a dividend, but the excess, if any, will continue to be treated as gain from the exchange of property. Section 356(a)(2). The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder-by-shareholder basis in accordance with the principles set forth in Commissioner v. Clark, 489 U.S. 726 (1989). Rev. Rul. 93-61, 1993-2 C.B. 118. Loss, if any, will not be recognized by Longleaf shareholders who receive Four Oaks Stock and cash in exchange for their Longleaf Stock pursuant to the Merger. Section 356(c).

9) The basis of the Four Oaks Stock received by the shareholders of Longleaf will be the same as the basis of the Longleaf Stock surrendered in the exchange therefore, decreased by the amount of money received and increased by the amount of any gain recognized. Section 358(a)(1).

10) The holding period of a share of Four Oaks Stock received by a shareholder of Longleaf will include the shareholder's holding period of the Longleaf Stock surrendered in exchange therefore, provided that the Longleaf Stock was held as a capital asset in the hands of the shareholder of Longleaf on the date of the Merger. Section 1223(1).

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11)   Longleaf shareholders who receive solely cash, either by election to receive all cash consideration or by exercising their dissenters' rights will be treated as having received the cash as a distribution in redemption of their Longleaf Stock. If, as a result of such distribution, the shareholder owns no beneficial interest in Four Oaks either directly or through the application of the constructive ownership rules of Section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of Section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment for the shareholder's Longleaf Stock, as provided in Section 302(a) of the Code.

SCOPE OF THE OPINIONS

The opinions contained herein are based upon the facts and representations set forth in this letter, as well as the information contained in the Documents. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed in writing because the incompleteness or inaccuracy could cause us to change our opinions.

Our advice in this opinion letter is expressly limited to the conclusions specifically set forth herein under the heading OPINIONS. Dixon Hughes expresses no opinion with respect to any other federal, state, local, or foreign tax, or other taxes, including but not limited to sales and use taxes, federal excise taxes, payroll taxes, trust fund taxes, property taxes or premium taxes or legal aspect of the Transaction described herein. Our opinions are given solely in connection with the Merger, and you shall not be entitled to rely on our opinions for any other purpose. No inference should be drawn on any matter not specifically opined on above. This opinion was not intended or written by Dixon Hughes to be used, and cannot be used by a client, any other person, or any entity for the purpose of avoiding penalties under the Internal Revenue Code.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

Sincerely,

/s/ Dixon Hughes PLLC

Dixon Hughes PLLC